

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 22, 2006

Mr. WU Yuxiang
Yanzhou Coal Mining Company Limited
298 South Fushan Road
Zoucheng, Shandong Province
People's Republic of China

> **Re:** **Yanzhou Coal Mining Company Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 29, 2006**
> **Response Letter Dated November 27, 2006**
> **File No. 1-14714**

Dear Mr. Yuxiang:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for Fiscal Year Ended December 31, 2005

The Offer and Listing, page 64

1.   We have read your response to prior comment two in which you confirm you have accounted for the bonus shares as a stock split effected in the form of stock dividends under IFRS and U.S. GAAP. Further, you indicate that the accounting applied to the bonus shares is consistent with the company laws in the People's Republic of China, U.S. GAAP, as well as the best practices followed by public companies in Hong Kong. However, according to Section 7B, paragraph 11 of ARB 43, if the number of additional shares issued as a stock dividend is so great that it has, or may reasonably be expected to have, the effect of materially reducing the share value, there is no need to capitalize earned surplus, other than to the extent occasioned by legal requirements. Your disclosure indicates that

your outstanding shares as at December 31, 2005 increased by 60% from January 1, 2005 as a result of the issuance of bonus shares, which appears to be consistent with this scenario. Please clarify for us why you believe your accounting is appropriate under U.S. GAAP. In your response, please address paragraphs 10-16 in Section 7B of ARP 43. Please contact us by telephone if you wish to discuss this matter in further detail.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracie Towner at (202) 551-3744 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief